

October 8, 2013

<u>Via Facsimile</u>
Mr. Vitaly Melnikov
Chief Financial Officer
Mass Petroleum, Inc.
700 West Pender Street, Suite 507
Vancouver, BC V6C 1G8
Canada

      Re: Mass Petroleum, Inc.
              Form 10-K for the Fiscal Year ended November 30, 2012
              Filed February 28, 2013
              File No. 0-53447

Dear Mr. Melnikov:

We issued comments to you on the above captioned filing on April 2, 2013. As of the date of this letter, some of these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at (202) 551-3744, Jenifer Gallagher at (202) 551-3706 or me at (202) 551-3686, if you have any questions.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief